SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 17, 2009
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the investor presentations which appear immediately following this page.

Investment Bank Investor Day - November 17, 2009 Alex Wilmot-Sitwell and Carsten Kengeter, Co-CEOs UBS Investment Bank

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS's customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings; (4) the outcome and possible consequences of pending or future actions or inquiries concerning UBS's cross-border banking business by tax or regulatory authorities in various jurisdictions; (5) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (6) UBS's ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (7) political, governmental and regulatory developments, including the effect of more stringent capital requirements and the possible imposition of additional legal or regulatory constraints on UBS's activities; (8) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (9) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (10) changes in the size, capabilities and effectiveness of UBS's competitors; (11) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (12) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's restated Annual Report on Form 20-F / A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Key messages Resized, more stable and re-organized around strengths Client-centric business model based on flow and advice Rebuild selected businesses, enhance strengths and increase integration Achievable medium-term goals

Resized, de-risked and more stable Risk-weighted assets Assets1 Operating costs Personnel Balance sheet control Operating cost control (51%) (36%) (30%) 1 Total assets excludes CHF 149 billion in 1Q08 and CHF 42 billion in 3Q09 of Group-related items (44%) 1,173 580 1,742 1,077 1Q08 3Q09 Assets ex-PRVs1 PRVs1 225 126 1Q08 3Q09 23.1 16.1 1Q08 3Q09 11.7 7.4 9M07 9M09 (CHF billion) (CHF billion) (CHF billion) (FTE, 000's)

Advisory Top 4 globally 6.5% market share in 20094 ECM Top 3 global firm in 20095 Cash Equities Top 3 globally 11% market share3 FX #2 globally 15% market share2 Franchise strengths Attracting talent to the IB ... 1 Excludes Non Officers 2 Based on 2009 Euromoney poll results 3 Based on UBS management assessment 4 Based on 9M 2009 Dealogic data 5 Based on company and peer reported data Resilient positioning Key hires1 167 Equities hires YTD 76 new MDs and EDs 58% joined in last 3 months 67 IBD hires YTD 31 new MDs and EDs 87% joined in last 3 months 200 FICC hires YTD 115 new MDs and EDs 64% joined in last 3 months Equities IBD FICC .... which has a strong underlying business and franchise potential

CHF 2.5 billion - normalized 9M09 profitability1 On a normalized basis, the underlying IB business is profitable Able to generate sustainable returns with less volatility 1 Normalization details: Losses on residual risk positions based on previous disclosure. CLE adjustments based on 2004-2009 average excluding reclassified securities. Funding assumes adjustments based on 3Q09 funding. Restructuring and other adjustments based on previous disclosure 9M09 PBT (6.4) (CHF billion) Losses on residual risk positions: +4.4 CLE: +1.3 Funding: +0.6 Restructuring and other: +0.6 Normalized 9M09 PBT1 2.5 Own credit: +2.0

Key market challenges Talent retention and acquisition Regulatory changes Growth in an uncertain economic environment Competitors building aggressively Tighter margins in flow and liquid products going forward .... the Investment Bank is now well positioned While market challenges persist... New BIS standards Introduction of FINMA leverage ratio Introduction of liquidity regulations Regulatory considerations

Rigorous, disciplined risk management and control Strengthened management and control framework ... Improved limit framework (portfolio, stress) Risk methodology enhancements: stress testing / VaR Integrated risk control organization and change in risk culture Improved risk and financial reporting Adopted 1d, 95% VaR New liquidity adjusted stress methodology Multiple limit types customized for each asset class New position limit framework Improved MIS and measurement of business performance through defined KPIs Limit framework .... the cornerstone of the strategic plan

Key messages Resized, more stable and re-organized around strengths Client-centric business model based on flow and advice Rebuild selected businesses, enhance strengths and increase integration Achievable medium-term goals

A differentiated business model ... Large-scale proprietary risk-taker Client-centric business based on flow and advice Provider of integrated IB/WM/AM client solutions Infrastructure / execution excellence with disciplined risk controls Sustainably profitable in all chosen markets and products Market share through the balance sheet A warehouse for securities or derivatives positions Provider of all products, in all markets, chasing market share Focused client service provider Everything to everybody, everywhere ? ? .... that is focused and disciplined

Balance sheet efficiency and turnover Improving return on balance sheet assets through increased velocity Historical evolution of asset utilization: normalized revenues / assets Assets ex-PRVs Indexed RoA (normalized revenues1 / average assets ex-PRVs and ex-residual risk positions, 2005 = 100) 1 2007 to 2009 total IB income normalized for losses. 2009 normalized for funding. Refer to slide 5 for details on normalization Risk-weighted assets (30 Sept 2009) 1 Excluding residual risk positions Greatest contribution to RoA growth from FICC % of total 11 Equities Other FICC1 IBD Residual risk positions Operational risk 7 25 15 1 40 1.30 1.62 1.39 0.70 0.58 0.55 155 64 108 100 100 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 1.8 2005 2006 2007 2008 9M09 Target Assets ex-PRVs (CHF tr) 50 70 90 110 130 150 170 190 Indexed Revenue / Assets

IB strategy - simple but effective Sustainable profits Enhance workbench with UBS partner divisions High Enhance traditional IB strengths Target Leveraging our strengths and building selected areas Refocus and grow select products and regions

Key messages Resized, more stable and re-organized around strengths Client-centric business model based on flow and advice Rebuild selected businesses, enhance strengths and increase integration Achievable medium-term goals

FICC permanent personnel1 FICC assets ex-PRVs1 (36%) (64%) Restructured FICC Restructured, refocused and delivering better performance with fewer resources FICC excluding P&L from residual risk assets1 (CHF billion) 1 Excludes residual risk positions and the assets and personnel related to them 2 Refer to slide 5 for details on normalization (CHF billion) 0 500 1,000 1,500 2,000 2,500 3,000 2007 9M09 0 200 400 600 800 2007 9M09 (FTEs) 9M09 avg. norm. quarter2 FX & MM Rates EM Credit 1.0 1.2 > 2.0 2007 avg. quarter Target quarter

FICC - achievable strategy Focused on sustainable, scalable and high quality earnings... Expand bespoke product offering Leverage WM flow across products Enhance current direct execution platforms to broader products set Across products Enhance workbench with UBS partner divisions Agency and flow-based trading Add sales capabilities Rebuild client coverage Onshore emerging markets platforms Credit Rates EM Refocus and grow select products & regions Agency, flow-based and selected proprietary trading Add sales capabilities FX&MM Enhance traditional IB strengths .... with a target quarterly run rate of > CHF 2 billion over the medium term Unified Quants team Structured product offering and solutions Increase automation of execution platforms FICC-driven securities alignment initiatives Key areas Execution

Where we stand Growing the Macro business Timeline: Next 12 months Broaden flow-based activities Enhance WM&SB internalization Expand trading capabilities and automated execution Expand US Rates franchise Integrate execution platforms between Rates & FX What we are progressing and by when Market-leading FX franchise Industry recognized platform Experienced and talented team Client strength and support Enhance leading FX flow business and grow the Rates business... Increased flow to WM, corporate and institutional clients Customized solutions Market opportunity .... which together are targeted to constitute over 50% of our FICC revenues

Rebuilding the Credit business Increasing talent and refocused client coverage ... Re-build Credit trading bench Add & rebuild selected product capabilities Re-establish client coverage Credit revenues in 2009 running higher than pre-crisis run rate Lean staff structure Existing platforms ready to be leveraged New management team in place Deep market for flow products Demand for tailored solutions Positioning for recovery in IG acquisition financing and refinancing in HY markets Market opportunity Where we stand Timeline: Next 18 months What we are progressing and by when .... targeting a modest revenue increase over 2009 run rate

Focus on select Emerging Markets Leverage the existing EM platform and global footprint... Rebuild and enhance LatAm presence Enhance presence in China Expand product range in India Further enhance platform in Russia Aligned IB approach Strong Wealth Management / IB onshore presence and brand to be leveraged Identified priority focus areas Group-wide focus Established, market-leading, local footprint in APAC Growth markets Onshore and offshore client demand Market opportunity Where we stand Timeline: Next 24 months What we are progressing and by when .... almost 20% of FICC revenues expected to come from EM

Equities - leverage market position Traditionally strong franchise to be further enhanced... Derivatives Cash Equities Enhance workbench with UBS partner divisions Optimize current direct execution platforms to broaden product set Leverage WM flow including for derivatives Derivatives ETD Prime brokerage Refocus and grow select products & regions Enhance intermediaries platform Focus on efficient balance sheet usage Expand product solution capabilities for clients Return to full research coverage Expand and further automate direct execution Cash Equities Research Enhance traditional IB strengths Key areas Execution OTC products moving on exchange Optimize securities financing Execution platform integration IB-wide research approach Equities-driven securities alignment initiatives .... with a target quarterly run rate of > CHF 1.75 billion over the medium-term

IBD – leverage existing strengths

Lead UBS Group marketer

Key areas		Execution
Refocus and grow select products & regions	US DCM[1]	Innovative and quick-to-market solutions Target capital raising, derivatives and securities products
Enhance traditional IB strengths	Footprint ECM[2] Advisory	Lead UBS corporate marketing Expand cross-product advisory solutions
Enhance workbench with UBS partner divisions	Cross referrals GCM distribution	Leverage existing senior IBD relationships Increase cross-product awareness / education Innovative and quick-to-market solutions

Leverage strengths to deliver a target quarterly run rate > CHF 1 billion

UBS

1 DCM – Debt Capital Markets
2 ECM – Equity Capital Markets

19

Key messages Resized, more stable and re-organized around strengths Client-centric business model based on flow and advice Rebuild selected businesses, enhance strengths and increase integration Achievable medium-term goals

Double our normalized profits in the medium term

Only moderate revenue increase required to achieve target profitability



C/I Ratio: ~70%
(CHF billion)
Revenues / PBT
Expenses
Annualization[1]
3.3
Norm. 9M09
12.9
IBD
Equities
FICC
Op. costs & CLE
9.6
FICC
Equities
IBD
Op. costs & CLE
~20.0
IBD
Equities
FICC
Op. costs & CLE
~14.0
~6.0
Medium-term PBT target
Based on normalized 9M09 annualized
Medium-term expectations

1 9M09 numbers annualized to show the bridge from an annual number to a full year medium-term goal. Annualized figures do not constitute estimates of the actual full-year results. Refer to slide 5 for details on normalization.

UBS

21

Key messages Resized, more stable and re-organized around strengths Client-centric business model based on flow and advice Rebuild selected businesses, enhance strengths and increase integration Achievable medium-term goals

Disclaimer This presentation and the information contained herein is provided solely for information purposes, and is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on public available information. UBS undertakes no obligation to update the information contained herein.

Regional Strategy: Asia Pacific Chi-Won Yoon, Chairman and CEO Asia Pacific Investor Day - November 17, 2009

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS's customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings; (4) the outcome and possible consequences of pending or future actions or inquiries concerning UBS's cross-border banking business by tax or regulatory authorities in various jurisdictions; (5) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (6) UBS's ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (7) political, governmental and regulatory developments, including the effect of more stringent capital requirements and the possible imposition of additional legal or regulatory constraints on UBS's activities; (8) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (9) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (10) changes in the size, capabilities and effectiveness of UBS's competitors; (11) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (12) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's restated Annual Report on Form 20-F / A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Key messages UBS possesses the strongest combination of IB and WM businesses in Asia Pacific and we will take advantage of the region's many growth opportunities UBS in APAC is reinforcing areas of strength and investing selectively UBS in APAC is targeting revenues in medium-term of CHF 8.5 billion IB to extend its lead in Equities and Investment Banking, grow FICC and expand in China and India WM to expand in established markets and in select high-potential onshore markets Global AM to continue to grow in select markets Group to continue to deliver a truly integrated firm to clients

The UBS advantage in Asia Pacific Note: The date of establishment of offices includes UBS and predecessor firms. Headcount excludes ISC and UBS Hana Asset Management India Thailand Indonesia New Zealand Korea Philippines Japan Singapore Taiwan Australia Hong Kong Malaysia China Since 1990 Since 1989 Since 1988 Since 1966 Since 1991 Since 1964 Since 1988 Since 1990 Since 1971 Since 1983 Since 1936 Since 1984 Since 1996 Regional hubs UBS offices (incl. rep offices) Support centers for global businesses Uninterrupted presence in each territory 24 locations in 13 territories across 7.5 time zones 85% of 7,220 professionals located in four regional centers Our starting point is where competitors aspire to be

The UBS advantage in Asia Pacific Accolades for our leading franchise Wealth Management Best Private Bank in Asia Asiamoney 2005 - 2009 Euromoney 2004 - 2008 Finance Asia 2002 - 2007 Equities Best Combined Research and Sales in Asia Top two ranking, Asiamoney Brokers Poll 2002 - 2009 Equity Derivatives House of the Year in Asia Asiamoney 2004 - 2009 Equity Research in Asia Top three ranking, Institutional Investor 2000 - 2009 Investment Banking Equity House of the Year in Asia Pacific IFR 2003, 2005 - 2008 Best Investment Bank in Asia Euromoney 2008, 2009 Best Mergers and Acquisitions Bank in Asia Global Finance 2008

The UBS advantage in Asia Pacific Source: Dealogic Core IB ranking, as at 2 October 2009. 2 Asia is ex-Japan and ex-ANZ, 3 Japan rankings include foreign firms only and are based on UBS internal estimates IBD #1 #2 #1 Market share (%), 2009 #5 8.4% 2.5% 17.2% 7.4% Source: Exchanges, as at 30 September 2009 1 Japan & Singapore rankings include foreign firms only and are based on UBS internal estimates Equities Exchange market share (%), 2009 #1 #5 #1 #3 6.1% 4.1% 5.1% 10.1% Our leading market share in the region APAC Private Banking assets, 2008 Wealth Management #1 Source: UBS APAC WM CEO Office analysis. Based on company reports, internal and external estimates Wealth Management Equities Investment Banking 2 3 1 1 CHF 161bn (Sept 09)

UBS strategic priorities - Investment Bank How we plan to out-grow the market Extend lead Capture growth opportunities Increase market share Build-out Equities and FICC in China Grow FICC in India Leverage cross-border strengths and domestic expertise in Japan Promote cross-business integration Dominate Investment Banking and Equities in Asia and Australia Recruit and retain talent IB fee pool (CHF billion) CAGR = 8.8% Source: BCG Note: APAC fee pools include Asia, Japan and ANZ 0 10 20 30 40 50 60 2009 2012

UBS strategic priorities - Wealth Management How we plan to out-grow the market Expand in select markets Focus on UHNW clients Improve return on assets Grow in Hong Kong and Singapore Continue China investment for long- term return Accelerate Japan build-out Increase client penetration Expand product offering Deliver one firm Focus on higher margin products Develop client advisors through ongoing training Increase customized research-based advice WM fee pool CAGR = 9.9% Source: BCG Note: APAC fee pools include Asia, Japan and ANZ 0 20 40 60 80 100 120 140 160 2009 2012 (CHF billion)

UBS strategic priorities - Global Asset Management How we plan to out-grow the market Increase AuM in established markets Capture growth in emerging markets Strengthen partnership with WM Capitalise Build institutional and wholesale business in Korea with our JV partner Capitalize on strategic position in China Focus on UHNW clients Develop customized new products Grow third-party wholesale business in Japan Translate strong investment performance into new business AM fee pool CAGR = 7.0% Source: BCG Note: APAC fee pools include Asia, Japan and ANZ (CHF billion) 0 5 10 15 20 25 2009 2012

UBS strategic priorities Integration benefits Integration priorities Supported by strong regional management Enables coordinated growth Satisfies demand for integrated offerings Generates significant cross-divisional revenue One firm Clients Businesses Products Clients Improve service for UHNW clients Provide best execution capabilities Increase IB and AM offerings to WM clients Review staff incentives for cross-selling Products Coordinate cross-divisional growth plans Improve MIS to track cross- divisional collaboration Businesses We continue to deliver one firm

Our goal

Targeting revenues of CHF ~8.5 billion in the medium-term


Gross revenues
A two thirds increase in the medium term
CHF 5.1 billion
CHF ~8.5 billion
Global AM
WM
IB
IB
WM
Global AM
Global AM
WM
IB
9M09 annualized
Medium-term target

Note: The above chart shows gross revenue data based on internal management reporting which differs from information provided in quarterly and annual reporting materials. Revenues exclude changes on own credit for financial liabilities designated at fair value and losses from residual risk positions

UBS
10

Disclaimer This presentation and the information contained herein is provided solely for information purposes, and is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on public available information. UBS undertakes no obligation to update the information contained herein.

Global Asset Management John Fraser, Chairman and CEO Global Asset Management Investor Day - November 17, 2009

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS's customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings; (4) the outcome and possible consequences of pending or future actions or inquiries concerning UBS's cross-border banking business by tax or regulatory authorities in various jurisdictions; (5) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (6) UBS's ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (7) political, governmental and regulatory developments, including the effect of more stringent capital requirements and the possible imposition of additional legal or regulatory constraints on UBS's activities; (8) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (9) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (10) changes in the size, capabilities and effectiveness of UBS's competitors; (11) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (12) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's restated Annual Report on Form 20-F / A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Key messages Global AM is a large-scale asset manager with well diversified businesses across regions, capabilities and distribution channels Going forward, we will monetize our strong investment performance by expanding our third-party business, further strengthening our Wealth Management cooperation and capitalizing on our position in emerging markets Our medium-term ambition is to exceed CHF 3 billion in annual revenues while returning to an industry-leading cost/income ratio

Global AM as a diversified asset manager 2002 2009 Highly dependent on Value Equities Distribution mainly via WM Completing diversification Lessons from the 1990s Global AM must not be overly reliant on any ONE asset class or any ONE investment style or any ONE distribution channel Determined effort to diversify Global AM in 2002 Broadened investment capabilities Build-up of non-traditional capabilities Further diversification within all capabilities Increased distribution to third-party institutional and wholesale channels Targeted entry into major emerging markets China, South Korea and the Middle East Increase third-party institutional and wholesale assets Well defined country coverage; need to capitalize on positions in China, South Korea and the Middle East

Balanced set of capabilities

Invested assets of CHF 583 billion
30 September 2009

Money Market
- #17/70 in US institutional and #9/109 in US retail (Sept 2009, AuM based)

Fixed Income
- Strong Swiss and Euro capabilities

- **Core/Value Equities:** Well performing
- **Growth Equities:** Recently expanded business
- **Structured Equities:** Recently expanded passive and quantitative businesses



20%
8%
6%
21%
20%
25%

Alternatives
- #1/117 globally in hedge funds (Sept 2009)

Real Estate
- #6/103 globally based on AuM (Dec 2008)
- #1/12 for listed Swiss real estate funds (Sept 2009)

Multi-Asset
- Established strong reputation for asset allocation and strategic investment advisory services

Traditional
Non-traditional

Sources: Global AM, iMoneyNet, InvestHedge, Companies' Accounts, Pensions & Investments
Note: Alternatives include Alternative and Quantitative Investments, Infrastructure and Private Equity.
Multi-Asset includes asset allocation, currency and risk management; these are part of Global Investment Solutions

UBS

4

Global AM businesses operating as boutiques Equities Fixed Income Alternative & Quantitative Investments Global Real Estate Global Investment Solutions Fund Services Infrastructure and Private Equity Core/Value Global Country & regional Emerging markets Specialist Long/Short HALO Growth Investors Global Country & regional Structured Equities Systematic Alpha Quantitative Equities Index & Portfolio Solutions Global Country & regional Sector-specific Emerging markets High yield Structured credit Liquidity/short duration Indexed Single manager hedge funds Multi-manager hedge funds Quantitative Infrastructure fund of funds Private equity fund of funds Active commodities, multi-manager Global Country & regional Private strategies Real estate securities Agriculture Global Country & regional Asset allocation Currency management Return & risk targeted Structured portfolios Risk management & advisory services Alternative funds Investment funds Direct infrastructure investment Direct private equity investment Global & regional Note: As of October 2009 Existing capabilities - 2002 New or expanded capabilities

Global AM's profitability Notes: On 1 January 2008 UBS adopted the amended International Financial Reporting Standards 2. The historical performance figures from 2003 to 2007 have been restated from the previously published version as a result. 1 Excluding the restructuring costs of Dillon Read Capital Management (CHF 212 million) 2 Excluding the gain on sale of a minority stake in Adams Street Partners (CHF 168 million) 3 Excluding restructuring costs and goodwill impairment charge related to the sale of UBS Pactual. Annualized figures do not constitute estimates of the actual full- year results 0.5 1.2 0.4 0.4 0.6 1.0 1.3 1.7 76% 57% 76% 74% 68% 60% 59% 59% 2002 2003 2004 2005 2006 20071 20082 9M09 annualized3 (CHF billion) Performance before tax and amortization of goodwill Cost/income ratio (%) before amortization of goodwill

Key messages Global AM is a large-scale asset manager with well diversified businesses across regions, capabilities and distribution channels Going forward, we will monetize our strong investment performance by expanding our third-party business, further strengthening our Wealth Management cooperation and capitalizing on our position in emerging markets Our medium-term ambition is to exceed CHF 3 billion in annual revenues while returning to an industry-leading cost/income ratio

Monetize strong investment performance Global AM strategy Grow third-party institutional and wholesale business... Capitalize on already established emerging market positions ....while participating in Wealth Management's return to growth A B C D

Improved performance in key strategies Performance against benchmark + - Below benchmark Above benchmark Notes: Performance is shown on a gross basis versus primary benchmark 1 Hedged in CHF Annualized Annualized Annualized Annualized 3 months 1 year 3 years 5 years 3 months 1 year 3 years 5 years Australian Equity Composite + + + + - - - + Canadian Equity Composite - + + + - - + + Emerging Equity Composite + + + + + + + + Global Equity Composite + + + + - - - - Pan European Composite + + + + - - - - Swiss Equity Composite + + + + - - - - US Large Cap Equity Composite + - - + + - - + Global Equity Ex-US Growth Composite - - + + + + + + US Large Cap Select Growth Equity Composite - + + + + + + + EUR Aggregate Bonds Composite + + + + + + + + Global Bond Composite + - - - + - - - Global Securities Composite + - - - - - - - Global Real Estate Securities Composite1 - + - - - - - - Current performance 30 September 2009 Before performance recovery 30 June 2008 A

CHF billion Net new money Net new money through non-Wealth Management channels CHF million Selected recent inflows July 2009 Middle Eastern Sovereign (Asia ex Japan) 534 US hedge fund (cash and liquidity) 1,429 Japanese bank (credit funds) 510 Aug 2009 424 Middle Eastern Sovereign (Asia ex Japan) 212 Middle Eastern Sovereign (Asia ex Japan) German utility company (inflation-linked) 228 Sept 2009 303 Middle Eastern Sovereign (European small & mid cap) Japanese bank (China equity fund) 690 3,458 US pension fund (outsourcing) Equities Fixed Income Fixed Income Equities Equities Fixed Income Equities Equities GIS 657 US pension fund (outsourcing) GIS 311 Corporate (US short duration) Fixed Income A (0.6) (4.0) 3.3 1Q09 2Q09 3Q09

Expanding the third-party business Third-party institutional Third-party wholesale Global AM has institutional expertise and significant assets under management The majority of clients are pension funds and financial institutions Current situation Focus on execution, monitoring and accountability to deliver NNM Growth strategy Provide full investment management services to clients Continue to position Global Investment Solutions as a world-leading institutional investment advisor Using Global AM's diverse range of capabilities Promote products through investment consultants and directly to a wider set of clients Global AM has historically had limited focus on third-party wholesale clients Significant opportunities for expansion with new focused approach Joint initiatives with third-party distributors Dedicated teams implementing targeted sales and marketing campaigns Develop specific wholesale products by adapting successful investment strategies B

Strengthening the partnership with Wealth Management Provide best-in- market products to WM Better service WM clients Global AM products are successfully distributed through WM's advisory and discretionary distribution channels Regular reviews and exchanges between product management teams Current situation Participate in WM's return to growth Closer integration of product development and management across traditional and alternative asset classes Joint investment reviews for delivering consistent investment performance Strong cooperation in the Ultra High Net Worth client segment Global AM's mutual fund platform is integral to WM's fund offering Joint servicing of Ultra High Net Worth clients Provide WM clients with full access to Global AM's investment management capabilities Focused marketing programs using Global AM's investment expertise Growth strategy C

Capitalizing on emerging market opportunities Current situation Growth strategy China UBS SDIC joint venture, established in 2005 to capture mutual fund flows UBS Securities is an in- house distribution channel Capitalize on strong strategic positioning Develop products that utilize Global AM's diverse capabilities and tailor them to local market needs South Korea Joint venture with Daehan established in 2007 UBS Hana is ranked sixth by invested assets Focus on building the institutional and wholesale third-party business by further leveraging the relationship with Hana Target to be among top five largest asset managers in South Korea Middle East 40 years of experience in this relationship-focused market Operations in Saudi Arabia and UAE (Dubai): leveraging UBS's integrated business model Further expand the client base and build upon the UBS brand and reputation in the region Deliver a full set of investment capabilities through a relationship oriented advisory approach D

Key messages Global AM is a large-scale asset manager with well diversified businesses across regions, capabilities and distribution channels Going forward, we will monetize our strong investment performance by expanding our third-party business, further strengthening our Wealth Management cooperation and capitalizing on our position in emerging markets Our medium-term ambition is to exceed CHF 3 billion in annual revenues while returning to an industry-leading cost/income ratio

Delivering profit from revenue Targeting a cost/income ratio of 50-60% through a highly leveraged model... Target cost/income ratio of 50-60% 20081 9M092 Industry margin pressure Outflows Head- count control Third- party asset growth Perfor- mance fees Key drivers Note: Future cost/income ratio shown by indicative trend line 1 Excluding the gain on sale of a minority stake in Adams Street Partners (CHF 168 million) 2 Excluding restructuring costs and goodwill impairment charge related to the sale of UBS Pactual Market uplift ....where asset growth has marginal cost and revenue increases with performance fees 57% Higher margin products 40% 50% 60% 70% 80% 90% 100% 76%

Global AM's medium-term financial goals Additional key financial considerations Proportion of third-party business to increase in the medium-term NNM expected to turn positive in 2010 and grow steadily Medium-term cost/income ratio goal of 50-60% 2.1 >3.0 9M09 annualized1 Medium-term target 0.5 1.3 Medium-term target C/I 76% Operating income Profit before tax (CHF billion) (CHF billion) 9M09 annualized1,2 1 Annualized figures do not constitute estimates of the actual full-year results 2 Excluding restructuring costs and goodwill impairment charge related to the sale of UBS Pactual C/I 50-60%

Disclaimer This presentation and the information contained herein is provided solely for information purposes, and is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on public available information. UBS undertakes no obligation to update the information contained herein.

Group Strategy and Transformation Investor Day - November 17, 2009 Ulrich Korner, Group Chief Operating Officer and CEO Corporate Center

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS's customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings; (4) the outcome and possible consequences of pending or future actions or inquiries concerning UBS's cross-border banking business by tax or regulatory authorities in various jurisdictions; (5) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (6) UBS's ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (7) political, governmental and regulatory developments, including the effect of more stringent capital requirements and the possible imposition of additional legal or regulatory constraints on UBS's activities; (8) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (9) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (10) changes in the size, capabilities and effectiveness of UBS's competitors; (11) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (12) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's restated Annual Report on Form 20-F / A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS is going through a major transformation change Stabilize UBS Step-up performance & reposition UBS Grow profitably UBS today Focus of today: stabilization of UBS and strategic direction going forward

Key messages UBS is financially stable, strong and secure UBS is excellently positioned to take advantage of the changing market environment UBS will transform the way it operates and step-up performance to deliver higher returns

We have stabilized the bank's financial condition

De-risking and de-leveraging	♦ **Tier 1 ratio:** increased from 11.0% in 4Q08 to 15.0% in 3Q09 ♦ **Leverage ratio (FINMA):** improved from 2.5% in 4Q08 to 3.5% in 3Q09 ♦ **Balance sheet size (IFRS):** reduced by 27% over the past 9 months ♦ **Risk profile:** reduced RWAs by 30% over the past 9 months
Restoring profitability	♦ **Adjusted revenues**[1]**:** improved to CHF 32 billion in 3Q09 annualized ♦ **Adjusted operating results**[1]**:** improved to CHF 6.2 billion in 3Q09 annualized ♦ **Cost reduction:** program on track to reach CHF 3.5 – 4.0 billion target by 2010
Re-organization & structures	♦ **Corporate Center:** centralization of functions fully implemented to increase control, efficiency and transparency (e.g., Finance, Risk, Communications, Corporate Development, IT, L&C, Supply & Demand Management, HR, CREAS) ♦ **UBS Switzerland:** Retail, Corporate, WM, IB, AM businesses under one leadership
Regaining confidence	♦ **Swiss government stake:** exited at a profit of CHF 1.2 billion for the government ♦ **US tax issues:** settled with DOJ, SEC and IRS

UBS

1 Excluding the impact of own credit, the effects of MCNs accounting treatment and Pactual disposal

4

Cost reduction - program on track to reach CHF 3.5 - 4 billion target in annual equivalent run-rate by 2010 ~0.5 Cost run-rate excluding significant non-recurring items and variable personnel expenses ~3.0 Total (CHF billion) Estimated cost savings 2010 Estimated cost savings 2009 Total estimated cost savings 2009/2010 2008 2010 CHF 3.5 billion cost reduction Benefits all business divisions Represents net savings, including effects of off-cycle salary increase mid- 2009 23.4 <20 ~3.5

Key messages 1. UBS is financially stable, strong and secure UBS is excellently positioned to take advantage of the changing market environment UBS will transform the way it operates and step-up performance to deliver higher returns

New paradigm in the banking industry Capital / risk Growth Regulation Clients Returns From... To... Excessive market liquidity and high risk-taking Scarce capital and reduced risk tolerance Stricter capital and liquidity requirements and closer international coordination Secular growth of wealth and capital fueled by explosive expansion in assets Slower wealth formation Continued shift in growth towards Asia and emerging markets No significant interventions Higher risk tolerance General confidence in the banking system Strong need for transparency and trusted relationships Focus on stable returns with lower risk High leverage, wholesale funded, driving higher returns Higher pressure on margins and returns

Leading Wealth Management franchise Unique combination of asset gathering and investment banking with a global footprint Leader in APAC and leading wealth manager in other growth markets (MEA, CEE, LatAm) UBS is strongly positioned to deliver on the new key success factors Strong earnings in capital-light businesses Cost efficiency and execution excellence New success factors Ability to attract client flows Global access to client demand Efficient capital allocation UBS strongly positioned 1 2 4 Flow/fee businesses dominating UBS revenue mix, resilient over time 3

#1 in advising UHNW clients with ~5% market share globally ~70% of AuM from UHNW/HNW in Wealth Management Americas 1 Includes WM&SB and WMA 2 Company reports, UBS analysis Leading wealth manager with highest quality of assets #1 wealth manager by AuM outside the US (by client domicile)2 #1 in CH #1 in EU #1 in APAC #1 in selected emerging markets #1 foreign wealth manager in the U.S.; #4 overall Top positions in most markets 1 Leading wealth management franchise UBS 3Q09 AuM1 of CHF 1.7 trillion, #2 by AuM globally Breakdown by client domicile Strongest UHNW franchise 6% EM 10% APAC CH 17% EU 26% Wealth Management Americas 41%

Unique combination of asset gathering and investment banking with a global footprint 2 APAC 9% UBS today has CHF 2.3 trillion in AuM and is a truly global asset gatherer (WM&AM)... .... in combination with investment banking 1 WM: by client domicile; AM: by client servicing location 2 Excluding Corporate Center income of CHF (160) million and own credit charge of CHF 1.4 billion in Investment Bank IB 35% Global AM 8% WMA 19% WM&SB 38% UBS AuM by region1, 2008 Adjusted operating income2 3Q09 = CHF 7.4 billion, by business division EMEA & CH 48% Americas 43%

Flow/fee business dominating UBS revenue mix Flow/fee business: ~90% of UBS revenue with top positions... ....very stable and resilient over time 3 Investment funds (CH) Mandates (WM) Res. mortgages (SB) FX Cash EQ US Wealth Mgmt. #1 #1 #1 #2 #3 #4 Examples and market positioning 0 2 4 6 8 4Q08 1Q09 2Q09 3Q09 CHF billion Net income from interest margin business Net fee and commission income

4 Leader in APAC and leading wealth manager in other growth markets



LatAm

- **Leading cross-border wealth manager**
- #2 "**Best** Private Banking Service Overall"[1]

MEA

- **Leading position in both WM and AM**
- Leader in **M&A advisory**
- Over **40 years presence** in the region
- #2 "**Best** Private Banking Service Overall"[1]

Russia & CEE

- **Leading cross-border wealth manager**
- #1 **Top tier IB in Russia**
- #2 "**Best** UHNW CEE"[1]
- "**Best** Private Banking Service Overall"[1]

APAC

- **Strongest combination of IB and WM in the region**
  - #1 "**Best** Private Bank"[2]
  - #1 "**Best** Investment Bank"[2]
- **Leading foreign asset gatherer**
  - WM leader by CAs and AuM: CHF 161 billion (3Q09)
  - Global AM AuM: CHF 65+ billion (3Q09)
- Over **40 years presence** in the region

UBS

1 Euromoney 2009
2 Asiamoney 2009

12

0 1425 0 650 125 775 275 50 325 500 100 600 CHF 3,200 billion CHF 2,925 billion 2009 global revenue pools 2012 global revenue pools 5.4% 7.0% 2.0% Cumulative growth 2009-12 325 Global revenue pool, CHF billion UBS strongly positioned to capture high growth revenue pools UBS active in 26% of global revenue pools, which accounts for 55% of cumulative growth until 2012. Two-thirds of this growth is in businesses where UBS has top 5 positions CHF 275 billion CAGR 09-12 Source: Boston Consulting Group 1 Or with minimal activity 26% 55% Description/examples Markets with UBS in top 10 EQ derivatives Prime services Markets with UBS in top 5 Markets UBS not competing in1 Retail & Corporate banking outside CH UBS relevant pools Wealth management EQ Cash FX/MM IBD advisory Retail & corporate CH

Key messages UBS is financially stable, strong and secure UBS is excellently positioned to take advantage of the changing market environment UBS will transform the way it operates and step-up performance to deliver higher returns

UBS aspiration - leading client-focused global bank Economically profitable in every segment, market and business we operate ! The #1 bank in Switzerland ! The #1 global bank for HNW/UHNW clients ! A top-tier bank in every growth region ! A leading client-focused investment bank !

New UBS - key strategic thrusts New UBS: Leading client- focused global bank Re-focusing business portfolio to fully capitalize on the strengths Transforming the way we operate to free up the full potential Businesses Geographies Reputation Integration Execution Institutionalize three strategic guiding principles: reputation, integration, execution Optimize strong WM/IB/AM combination to generate more value from our assets Clients

New UBS - refocusing business portfolio Businesses Geographies Clients .... Build on our strong WM franchise Transform our cross-border business model Increase/strengthen onshore footprint and focus on efficiency and execution .... Transform our Investment Bank into an integrated and client-focused business Build on strong, less capital-intensive, flow franchises (e.g. cash equities, FX/MM, IBD) Strengthen all additional components to complete the client offering (e.g., FICC Rates and Credit business) .... Manage WMA for increased profitability .... Enhance AM by focusing on investment performance and overall efficiency .... Reinforce commitment to our leading position in Switzerland .... Capture the full value from growth in APAC and other emerging markets .... Further strengthen our UHNW franchise and increase market share .... Position WMA as an advice-led WM platform while focusing on our HNW/UHNW client franchise .... optimize strong WM/IB/AM combination to generate more value from our assets We will...

New UBS - transforming the way we operate Reputation Integration Execution .... Put the clients at the center of everything we do .... Treat reputation and people as our most valuable assets .... Build a strong performance-oriented culture .... Deliver the best of all of UBS to our clients .... Ensure discipline and implement best-in-class governance processes .... Ensure consistent high-quality delivery externally & internally .... Enhance structures & processes for further cost and capital efficiency .... Take a holistic portfolio view in decision-making .... Retain, develop and hire the best talent at all levels .... institutionalize three strategic guiding principles: reputation, integration, execution We will...

Wealth Management Investment Bank Global Asset Management New UBS - integration as a major underlying driver Silo-business culture Common business goals and holistic group portfolio view From.... "One brand" as the main integrating factor To... Integration as the key underlying force of the new UBS Limited integration efforts Systematic approach with explicit structures/ incentives to enforce integration No systematic cross-divisional client coverage Delivering the best of UBS to all our clients Limited synergy potential captured Full value creation potential through explicit integration measures

New UBS - several measures already in place to transform the way we operate Introduced risk-adjusted performance measurement for business segments Aligned compensation with longer-term economic profitability Enhance performance monitoring at all levels Strengthened UHNW client service with new centralized set-up Switzerland retail, corporate, WM, IB and AM businesses under one leadership Enhanced management processes and centralized key control functions - Finance, Risk, Legal & Compliance Created Corporate Center shared services to improve efficiency, control and decision-making Introduced a new capital allocation framework Created an integrated market & credit risk control Enhanced cross-border program for WM in line with individual market regulations Upgraded risk methodology and stress testing/VaR Governance & structures Culture & performance measures Capital & risk allocation and control

Significant PbT improvement target in the medium term, with a smaller and higher quality balance sheet

Significant PbT improvement targeted in the medium term...

Profit before tax (CHF billion)


~19
~15
Medium-term goal for full year
9M09
(3.5)[1]

... with smaller and higher quality balance sheet than in the past

	2009[1]	Medium term
Balance sheet (CHF)	1.5trn	~1.5trn
FINMA Adjusted assets (CHF)	0.9trn	~0.8trn
Leverage ratio	3.5%	>5.0%
C/I ratio	~110%	65-70%
RoE	(16%)	15-20%

Higher and better quality RoE:
lower leverage, higher asset turnover and better efficiency

UBS

1 As reported 9M09

21

Stabilize UBS Step-up performance & reposition UBS Grow profitably UBS today New UBS strategic direction is the basis for future growth Way forward - executing on UBS transformation

Disclaimer This presentation and the information contained herein is provided solely for information purposes, and is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on public available information. UBS undertakes no obligation to update the information contained herein.

Risk and Finance Investor Day - November 17, 2009 Philip Lofts, Group Chief Risk Officer John Cryan, Group Chief Financial Officer

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS's customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings; (4) the outcome and possible consequences of pending or future actions or inquiries concerning UBS's cross-border banking business by tax or regulatory authorities in various jurisdictions; (5) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (6) UBS's ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (7) political, governmental and regulatory developments, including the effect of more stringent capital requirements and the possible imposition of additional legal or regulatory constraints on UBS's activities; (8) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (9) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (10) changes in the size, capabilities and effectiveness of UBS's competitors; (11) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (12) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's restated Annual Report on Form 20-F / A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

SECTION 1 Risk management and control

Key messages Clear improvements made in how we represent, measure and manage risk Reduction in the risk profile UBS risk management and control - a new paradigm

Key risk improvements With a significantly reorganized risk control function in place from June 2008... VaR Firm-wide risk aggregation and stress framework VaR enhancements delivered Reduction in backtesting exceptions Adopted 1 day 95% VaR ....we have been able to make considerable enhancements to our risk processes Stress framework has three mutually reinforcing pillars: Firm-wide scenario consistent stress testing Portfolio specific stress testing which includes liquidity adjusted scenarios Reverse stress tests Stress measures used to evaluate potential tail risks at both a firm-wide and divisional level Stress results are the cornerstone of the UBS Potential Stress Loss estimate provided to FINMA

Risk management and control framework Overhauled and clarified GOVERNANCE SCARCE RESOURCES RISK CULTURE INTEGRATED CONTROL Risk management and control framework

Key messages Clear improvements made in how we represent, measure and manage risk Reduction in the risk profile UBS risk management and control - a new paradigm

Firm-wide risk profile: RWA reduction Significant reduction in RWAs in 2009, but RWAs expected to increase mainly due to regulatory changes Total RWA (30%) (CHF billion) 222 195 172 143 28 28 22 16 7 8 8 7 45 46 46 45 4Q08 1Q09 2Q09 3Q09 Credit risk Market risk Non-counterparty related risk Operational risk Medium-term outlook 302 211 ~290

Trading profile: IB VaR reduction Significant reduction in IB 1 day 95% management VaR in 2009 Total VaR (23%) (CHF million) (80) (75) (70) (65) (60) (55) (50) (45) (40) Jan Feb Mar Apr May Jun Jul Aug Sept

Lending profile: credit loss expense reduction Significant reduction in UBS Group CLE in 2009 Total CLE (90%) (USD million) 127 118 208 63 1,202 447 57 93 981 570 123 70 4Q08 1Q09 2Q09 3Q09 Reclassified securities Reclassified leveraged finance Other credit loss expense 1,135 388 226 2,310

Risk concentrations: continued reduction 30.9.09 31.12.08 Monolines Average CVA as percentage of RV of CDS (%) 53 54 Fair value of CDS after CVA (USD billion) 2.6 5.3 Fair value of underlying monoline NBT assets 31.12.08, USD 9.2 billion 30.9.09, USD 8.8 billion Significant improvement in the composition of the underlying portfolio Proportion of CLO increased from 63 to 75% RMBS reduced from 24 to 5% Fair value of underlying assets (USD billion) 8.8 9.2

Risk concentrations: continued risk reduction UBS continues to work with issuers to restructure SL ARS programs. UBS's inventory of SL ARS and its repurchase commitment reduced by USD 1.5 billion in aggregate in 2009 On a combined basis almost 80% of the SL ARS are backed by FFELP guaranteed collateral (insured by the US Department of Education for no less than 97% of principal and interest) Minimal impairments taken to date (less than USD 2 million) 30.9.09 31.12.08 USD billion Student loan Auction Rate Securities (ARS) 10.6 Student loan ARS - inventory (carrying value) 8.4 8.1 Student loan ARS - buyback commitment (par) 11.8

Key messages Clear improvements made in how we represent, measure and manage risk Reduction in the risk profile UBS risk management and control - a new paradigm

Risk framework of UBS - a new paradigm Risk management and control framework GOVERNANCE SCARCE RESOURCES RISK CULTURE INTEGRATED CONTROL GOVERNANCE BoD Risk Committee Tone from the top Business strategy & planning Clear accountability INTEGRATED CONTROL Enterprise-wide risk aggregation across risk types Rigorous scenario-driven stress models Liquidity models reflect stressed environment Risk / Finance alignment Robust front office supervision of trade capture and valuations Re-designed new business process SCARCE RESOURCES Top-down allocation of scarce resources (capital, funding, risk capacity) New performance measures to reflect the true cost of scarce resources Active balance sheet management Risk limits aligned to risk appetite RISK CULTURE Risk focus from executive Quarterly business reviews Incentives framework incorporates economic profit & risk An effective risk culture encourages behavior that leads to sustainable success and profitability

Risk framework of UBS - a new paradigm Our key components Executing the renewal plan means we now have an enterprise-wide and fit-for-purpose risk framework Think the unthinkable...focus on low probability tail events A holistic and integrated view of risk is essential Risk-conscious front office culture and common sense Alignment of risk and finance Risk control to independently assess and provide transparency for decision-making Complete and accurate risk information affirmed by the front office Accuracy in risk measures and conservatism in limits Flexible and robust infrastructure Forward-looking approach to stress Risk management and control framework GOVERNANCE SCARCE RESOURCES RISK CULTURE INTEGRATED CONTROL

Risk profile of UBS - a new paradigm Disciplined risk-taking IB lending risk: originate, distribute and avoid concentrated take and hold Swiss domestic lending: focus on residential, commercial and corporate Lombard lending: collateralized by marketable securities IB trading risk and limit framework reflective of a flow business

SECTION 2 Finance

Key messages 1. Stable financial condition 2. Higher capital level driven by regulatory changes 3. Focus on capital generation through retained earnings

Total assets development (27%) 2,542 2,015 1,476 387 442 408 216 348 775 261 321 958 111 50 66 501 854 335 Lending Collateral trading Trading portfolio Other assets Positive replacement values 4Q08 3Q09 2Q07 (CHF billion) Broadly stable Reduce Medium-term outlook Dynamic Dynamic Increase ~1,000 billion excluding PRVs

Derivative instruments 375 254 197 93 222 115 60 37 501 854 4Q08 3Q09 Interest rates Credit derivative s Foreign exchange Other (CHF billion) (32%) (53%) (48%) (38%) (41%) Positive replacement values 369 241 185 82 227 121 71 43 487 852 4Q08 3Q09 Negative replacement values (CHF billion)

Derivative instruments Notional amounts Risk-weighted assets 36,571 35,645 3,654 2,641 6,557 6,025 827 901 45,669 47,151 4Q08 3Q09 Interest rates Credit derivative s Foreign exchange Other (CHF billion) (8%) (3%) (28%) (3%) ~40 ~80 4Q08 3Q09 (CHF billion) (50%) (65%) (29%) (53%) 9% (59%)

UBS asset funding - 30 Sept 2009 (CHF billion) Assets Cash & banks Loans Trading assets Collateral trading Other assets (incl. net RVs) 75 312 261 216 125 Due to banks Deposits Long-term debt1 Trading liabilities Money market Total equity Other Coll. trading 86 421 192 67 53 86 39 47 Liabilities and equity CHF 130bn surplus 135% coverage Demand deposits Fiduciaries Time deposits Retail savings/ deposits 106 161 108 46 1 Including financial liabilities designated at fair value

Diversified funding sources Funding by product type1,2 Funding by currency1 1 Percentages based on total funding defined as balance sheet liabilities excl. negative RVs, trading shorts, equity, other liabilities: amounting to CHF 905 billion of funding as of end 3Q09 2 Long-term debt includes financial liabilities designated at fair value UBS continues to maintain a portfolio of liabilities that is broadly diversified by market, product and currency Securities lending 1% Repurchase agreements 9% Interbank 10% Money market papers 8% Retail savings/ deposits 13% Demand deposits 19% Fiduciary 5% Time deposits 12% Long-term debt 23% CHF 18% EUR 23% USD 43% Others 16%

FINMA adjusted assets development 166 162 654 456 1,476 2,015 FINMA adjusted assets CH loans Other Netting of RVs Total average assets1 Deductions: 1 Average of the month-end values for the three months in the calculation period (CHF billion) (34%) 899 1,352 4Q08 3Q09 Medium-term outlook ~ 1,000 billion CH loans potentially not deductible ~800

IFRS equity to tier 1 capital reconciliation - 30 Sept 2009 1 Represents different treatment of interest expense 2 Includes cash flow hedges (1.6 billion) and AFS (0.4 billion) 47.3 0.5 (1.3) (2.0) (0.5) (11.0) (1.3) 31.6 IFRS total equity MCNs1 Own credit OCI2 Treasury shares and minorities Goodwill & intangibles Other BIS tier 1 capital (CHF billion)

Key messages 1. Stable financial condition 2. Higher capital level driven by regulatory changes 3. Focus on capital generation through retained earnings

Regulatory headwinds New regulation Increased excess capital requirements to 100% of the minimum FINMA leverage ratio - minima set at 3%, but expected to be well above it in normal times Continuation of Basel I floor beyond 2009 Compensation regulations A deposit insurance fund to be created FINMA liquidity regulations for the two large banks; quantitative minimum requirements and qualitative aspects Some foreign regulators have issued new liquidity regulations impacting the required level of local liquidity maintenance Revisions to the Basel II market risk framework New standards for banking regulation and supervision to improve the quality, consistency and transparency of Tier 1 capital Expected implications Doubling of current minimum requirements (8% for Tier 1) Already meeting the minimum, but increase further to expected level May lead to some additional capital required Not expected to affect competitiveness Annual costs Increase of net liquidity requirements and associated cost Restricted accessibility and transferability of funding ~ 3x higher market risk RWAs Part of Tier 1 capital will need to be replaced with retained earnings Timing From 1.1.2013 From 1.1.2013 ongoing ongoing Not yet defined 2010 ongoing No later than end 2010 Not yet defined

Key messages 1. Stable financial condition 2. Higher capital level driven by regulatory changes 3. Focus on capital generation through retained earnings

Tier 1 capital - outlook We expect the regulators to require a higher level and better quality of capital, but it is not yet known which proposals will be adopted and what the terms will be We expect to satisfy additional capital requirements through retained earnings. Our dividend policy over the next few years will depend not only upon our level of earnings but also upon what additional capital requirements are adopted Improving "hard" core capital is likely to be a focus. Core tier 1 capital accounted for CHF 24.2 billion of our total tier 1 capital of CHF 31.6 billion at 30 September 2009

Principles of equity attribution Step 1: capitalize goodwill and intangible assets with equity on 1-for-1 basis Step 2: allocate additional equity based on three drivers on weighted-average basis Risk-Based Capital - capitalize with equity on 1-for-1 basis RWA - capitalize with a notional 14.5% BIS Tier 1 ratio for all businesses (recalibrated to a book equity equivalent) Assets - capitalize using a leverage ratio of 5% for all businesses (also recalibrated to a book equity equivalent) Equity is attributed to business divisions on a formulaic basis

Equity attribution framework - 3Q09 calculation Adjusted assets RWA Risk-based capital WM&SB WM A Gl. AM IB CC Group 2.9 1.1 0.6 22.7 0.6 27.8 6.2 2.7 0.7 18.6 0.8 29.0 2.3 1.2 0.7 20.3 0.2 24.7 Tangible equity total 4.4 1.9 0.7 20.0 0.6 27.6 Goodwill & intangibles 1.8 4.5 1.8 3.9 - 12.0 Total (formulaic) 6.2 6.4 2.5 23.9 0.6 39.6 Total avg. attributed equity to business divisions and CC 9.0 9.0 2.5 24.0 1.0 45.5 A (weight 25%) B (weight 50%) C (weight 25%) D = A,B,C weighted E Management adjustments E D (CHF billion)

Disclaimer This presentation and the information contained herein is provided solely for information purposes, and is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on public available information. UBS undertakes no obligation to update the information contained herein.

Wealth Management & Swiss Bank Investor Day - November 17, 2009 Jurg Zeltner, CEO Wealth Management Franco Morra, CEO UBS Switzerland

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS's customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings; (4) the outcome and possible consequences of pending or future actions or inquiries concerning UBS's cross-border banking business by tax or regulatory authorities in various jurisdictions; (5) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (6) UBS's ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (7) political, governmental and regulatory developments, including the effect of more stringent capital requirements and the possible imposition of additional legal or regulatory constraints on UBS's activities; (8) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (9) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (10) changes in the size, capabilities and effectiveness of UBS's competitors; (11) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (12) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's restated Annual Report on Form 20-F / A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

SECTION 1 Wealth Management

Key messages 1. Wealth Management undergoing stabilization and repositioning 2. Wealth Management is a strong franchise and well positioned to capture future growth 3. Optimized strong cross-border/onshore footprint by focusing on growth markets and Ultra High Net Worth clients 4. Successful strategy execution resulting in significant revenue and net profit increase

Financial results and issues tackled

WM&SB financial results

	YTD 3Q09
IA (CHF billion)	982
Operating income (CHF million)	8,621
Gross margin Int. clients (bps)	86
Operating expenses (CHF million)	5,820
PBT (CHF million)	2,801
NNM (CHF billion)	(56.6)

Improvements

- Risk management
  - US exit and DPA on track, stepped-up capabilities to serve US clients via SEC registered entities
  - Strong policy and principles for cross-border businesses in place
- Increase efficiency
  - Target costs down by CHF ~900 million (11%) for 2010 versus 2008 (thereof CHF ~450 million in 2009)
- KPI adjustments
  - Focus on top-line and profitable growth, as well as net new money

Challenges

- Net new money outflows
- Client advisor attrition
- Margin pressure

UBS

4

.. WM&SB net outflows well below worst levels in 2008 UBS 5yr CDS spreads in bps 3Q09 1Q08 3Q09 2Q09 1Q09 4Q08 3Q08 2Q08 1Q08 NNM in CHF billion (16.7) (16.5) (23.4) (60.4) (36.8) (10.4) 0.5 (80) (60) (40) (20) 0 20 0 100 200 300 400 Counterparty and reputation concerns Diversification Deleveraging Consumption Headline losses Client advisor morale Client advisor attrition Special cases (e.g. US exit) Tax amnesties

Adjusted client advisor capacity Client advisor capacity Had to adjust capacity as asset base and revenues have decreased significantly since peak We increased client advisor efficiency1 by 25 percent We expect a lag-effect because departed client advisors will work intensively for our competitors in the coming months However, we started hiring Number of front staff Number of clients Invested assets 1Q06 4Q07 3Q09 150% 100% 1 Invested assets per client advisor

Key messages 1. Wealth Management undergoing stabilization and repositioning 2. Wealth Management is a strong franchise and well positioned to capture future growth 3. Optimized strong cross-border/onshore footprint by focusing on growth markets and Ultra High Net Worth clients 4. Successful strategy execution resulting in significant revenue and net profit increase

d World-leading franchise Invested assets 3Q09 Total CHF 1,676 billion Wealth Management Americas CHF 694 billion Retail & Corp CHF 136 billion Wealth Management CHF 846 billion Strong global footprint and presence Most attractive client franchise Broad product capabilities Early mover into onshore Europe and APAC Represented in 44 countries, booking centers in 18 countries Serving clients from almost every country Strong breadth and depth of product and service offering Access to Investment Bank and Asset Management service offering and product shelf is pivotal Largest Ultra High Net Worth (UHNW) and High Net Worth (HNW) franchise 6% market share in the fastest growing UHNW segment

d Balanced business mix 3Q09 Attractive balance of onshore and cross-border business The largest pan-European onshore wealth manager Strong presence in APAC and emerging markets More than one-third of total assets in UHNW UBS position Europe 435 1 UBS invested assets Total CHF 846 billion of which cross- border neighboring1 1 Neighboring countries and UK; excluding Financial Intermediaries (FIM) 2 LatAm, Middle East, Central and Eastern Europe 3 UHNW more than CHF 50m (booked or potential) Client domicile of which UHNW3 300 1 161 APA C 1 141 Switzerland 1 Emerging markets2 109 1

Strong position in attractive cross-border centers

■ Strong UBS presence

WM cross-border market[1]
(AuM, CHF trillion)

UBS booking centers	2009	2012	CAGR 09-12
Total	6.7	7.3	
Hong Kong, Singapore	0.7	0.8	6%
Switzerland	2.0	2.2	3%
Europe (e.g. UK, Germany, Luxembourg)	1.7	1.9	3%
Other	2.3	2.4	2%

Market trends and our positioning

Market trends

- There is a persistent client need for cross-border business due to
  - political and currency stability
  - product and service offering
  - access to global capital markets
  - client privacy
- Expected growth of ~4% p.a. medium-term
- Highest growth rates in Hong Kong and Singapore
- Switzerland and Europe will retain attractive absolute growth

Our position

- Leader in APAC
- Will benefit from the strong position of our booking centers in APAC, Switzerland, the UK and other European booking countries

UBS

1 Excluding North America
Source: UBS estimates based on market research and public data

10

Way ahead in onshore build-out Market trends Onshore business represents vast majority of global wealth management assets Onshore assets are expected to grow more than twice as fast as cross-border assets Our position Strong position in most onshore markets Market position in top 5: Switzerland, Germany, France, UK, Australia, Hong Kong and Singapore Market position in top 10: Italy, Austria, Belgium, Netherlands, Spain, Japan, Taiwan Market trends and our positioning 8.2% 7.7% 1 Excluding North America 2 E.g. South Korea, Israel, Brazil, United Arab Emirates and Sweden Source: UBS estimates based on market research and public data 18.5 23.3 23.4 Present in countries representing 80% of the market assets No/hardly any presence2 4.8 6.0 WM onshore market1 (AuM, CHF tn) UBS presence 29.4 CAGR 09-12 2009 2012 Strong UBS presence

Key messages 1. Wealth Management undergoing stabilization and repositioning 2. Wealth Management is a strong franchise and well positioned to capture future growth 3. Optimized strong cross-border/onshore footprint by focusing on growth markets and Ultra High Net Worth clients 4. Successful strategy execution resulting in significant revenue and net profit increase

Cornerstones of Wealth Management strategy Transform the cross-border business based on market potential and regulatory environment Continue to grow in Switzerland, Hong Kong, Singapore and the UK, focusing on emerging markets Protect business and manage for profit Increase and strengthen geographical footprint by capturing growth opportunities from onshore business Further invest in APAC to accelerate growth Focused growth in Europe Manage all markets for profitability Strengthen market leadership in Switzerland onshore through sustainable differentiated approach Segment-specific approach Leverage Swiss Bank Further expand our leading position in the UHNW segment by building on the integrated bank's strong capabilities Improved UHNW offering and delivery Family Office/'institutional' business initiative across divisions Systematic client development Selective hiring Rigorous focus on performance and execution Focus on revenues Regain position as cost leader in the industry

Transform and expand our cross-border business Manage Europe for profitability by further transforming international business in Switzerland with a differentiated approach reallocate people according to market opportunities Focus on APAC to further strengthen our position by strengthening and expanding Hong Kong and Singapore leveraging excellent franchise to capture early recovery in APAC - growth engine also in crisis Grow emerging markets by growing existing top position in key markets in Saudi Arabia, United Arab Emirates, Kuwait and Egypt gaining market share in Brazil and Mexico expanding market leadership in Russia and Central Europe compensating for cross-border asset losses from traditional European countries

Expand onshore position and manage for profitability Manage Europe for profitability by focusing efforts on the largest markets Germany and UK with largest profit opportunities managing profitable growth in other markets, while compensating for cross-border losses with strong onshore presence Regain market share through differentiation in Switzerland by growing in clearly defined sub-segments e.g. entrepreneurs and executives increasing penetration of banking products and developing wealth management clients through client transformation implementing cross-divisional client coverage and execution Focus on APAC to further strengthen our position by expanding Hong Kong and Singapore accelerating organic growth in Japan and continue long-term investment in China managing profitable growth in other markets (Taiwan, Australia)

New ... Clients first Differentiated strategy, tailored towards market potential and client needs Selective expansion driven by profit potential and strategic fit Focus on revenue and profitability in addition to net new money UHNW with full profit and loss responsibility and direct access to Investment Bank and Asset Management Selective hiring of industry professionals with a proven track record Managed for efficiency and effectiveness within stricter framework "Everything, everywhere" Expansion driven by marginal opportunities Focus on asset growth only UHNW managed as segment Aggressive hiring including lateral hires Empowered organization Before ... reputation integration execution

Clients benefit from the integrated approach Wealth Management Investment Bank Global Asset Management Examples Topics Front-end Revenue synergies Back-end Cost synergies Integrated client coverage Product innovation Use of WM distribution channel Joint UHNW coverage Liquidity events (IPO, M&A) Equity Investor platform Research-based Advice (RbA) UBS IB structured products UBS GlAM investment funds Equity, FI, FX order flow Integration of overlapping functions Shared services and joint locations Macro research Single-stock research Single hedge fund research and sourcing IT platform HR, Finance Joint buildings (e.g. Milan, Frankfurt)

Key messages 1. Wealth Management undergoing stabilization and repositioning 2. Wealth Management is a strong franchise and well positioned to capture future growth 3. Optimized strong cross-border/onshore footprint by focusing on growth markets and Ultra High Net Worth clients 4. Successful strategy execution resulting in significant revenue and net profit increase

5 Very attractive economics in the years to come Operating income CHF billion 10.0 9M09 annualized1 7.7 Medium- term target Profit before tax CHF billion 4.6 9M09 annualized1,2 2.8 Medium- term target 9M09 Medium-term target Invested assets CHF billion 849 >1,000 Gross margin bps 89 >100 Net new money CHF billion (54) +5% p.a. on IA Cost/income ratio In % 64 <55 Client advisors FTE 4,460 ~4,700 1 Annualized figures do not constitute estimates of the actual full-year results. Pro forma / preliminary estimates, based on new reporting structure effective 1.1.2010. 2 Excluding restructuring costs

Rebuild gross margin Our strategy to increase onshore and UHNW share dilutes our gross margin 89 Gross margin all WM clients 3-5 Portfolio shift effect 84-86 New baseline Adjusted pricing grids and enforced pricing Pricing Recovered investment performance, new products and increased penetration Mandates Shifts from cash to advisory through Research- based Advice Brokerage and core advisory Increase lending (e.g. Lombard book) Lending >100 Target 831 Gross margin int. WM clients 1 As of 3Q09. In contrast to other major competitors this figure does not include private clients/mortgage business

3 Expand market share 3Q09 Medium-term target Invested assets (CHF billion) Growth rates (x-times market CAGR) thereof UHNW 300 ~430 Europe 435 ~470 APAC 161 ~ 250 Switzerland 141 ~170 Emerging markets 109 ~150 Client advisors ~530 480 2,100 ~2,000 900 ~1,200 ~910 940 ~550 520 1.1x 1.5x 1.4x 2.7x 1.3x UBS invested assets by client domicile

Key takeaways 4. Highly attractive pre-tax profit margin target of above 45% 3. Positive net new money growth will take time 1. Strong and leading business globally 2. Well positioned in key growth areas with an integrated firm approach

SECTION 2 UBS Switzerland - Focus on Retail & Corporate Banking

Key messages UBS as the number one franchise in Switzerland is very well positioned to capitalize on its integrated bank capabilities In Retail & Corporate we have a clear strategy to regain market share In Retail, we expect to grow through tailored life-cycle offerings and sales force effectiveness In Corporate, we will further penetrate our strong client base by leveraging the product & service capabilities of our integrated bank Our medium-term target for Retail & Corporate is to grow revenues at 2x market growth and generate an additional PbT of CHF 0.5 billion

UBS Switzerland Retail Corporate WM CH Global AM CH IB CH Swiss Bank Every third household Every second corporation Every third wealthy individual No. 1 Investment Bank No. 1 in mutual funds & inst. asset mgmt One integrated management team Stronger focus on sales effectiveness & execution Continuous efficiency improvement Full commitment to Switzerland Focus of this presentation Source: UBS estimates based on Ampuls BBS, Swiss Federal Office for Statistics, Dealogic and SFA data UBS Switzerland

Fully integrating the five businesses is a top priority UBS Switzerland Drive revenue growth through cross- divisional client coverage Corporate Accelerate referrals across all businesses Systematically develop clients from Retail to Wealth Management WM CH Retail Client IB CH Global AM CH

Key messages UBS as the number one franchise in Switzerland is very well positioned to capitalize on its integrated bank capabilities In Retail & Corporate we have a clear strategy to regain market share In Retail, we expect to grow through tailored life-cycle offerings and sales force effectiveness In Corporate, we will further penetrate our strong client base by leveraging the product & service capabilities of our integrated bank Our medium-term target for Retail & Corporate is to grow revenues at 2x market growth and generate an additional PbT of CHF 0.5 billion

Strong footprint Every third household Almost 1/3 of credit card turnover Every fourth CHF invested in a mutual fund Every fifth mortgage Every sixth CHF in a client account / deposit 300 branches Reaching 80% of population Strong client base Stabilized business volume1 In Retail, strong footprint and client base 2007 2008 3Q09 BV 100 85 86 Retail1 (Indexed) Retail 1 Business volume = client assets and mortgages

Regain market share with target client groups Target clients Main advisory needs UBS offering Students Young professionals Families Pre-retirees UBS Comfort UBS Family UBS Young Professional UBS Campus Savings plan Easy & flexible access to account & payments Savings plan Easy & flexible access to account & payments Savings plan Financing own home Security for partner & family Financing own home Security for partner & family Retirement planning All-in-one offering of basic products by life stage Tailored advice by life stage Loyalty program Retail

Significant cross-selling opportunity along life-cycle Cross-selling opportunity 1 Product penetration for cross-selling products only Product penetration in % of all clients (accounts)1 Savings Acc. Private Acc. Maestro E-Banking Credit Card Custody Fisca Mortgage Fund Acc. Revenue Pool 68 44 32 20 14 9 7 6 4 ~65% Savings account Private account Maestro card E-banking Credit card Custody account Retirement account Mortgage Fund account 45% of Retail clients have only 1 or 2 products with UBS Tailored life-cycle offering Needs-driven Convenience Package price Client loyalty Product usage Client profitability Client benefits UBS benefits UBS Campus UBS Young Professional UBS Family UBS Comfort Retail

Drive branch productivity through sales force effectiveness High variance in productivity across branches Catchment area Branch contribution ~9x Adapt frontline capacity to reach benchmark levels (Indexed) Headcount reduction 2007 2008 3Q09 FC 4Q09 FC 1Q10 Revenue Pool 100 97 90 86 84 (16%) Systematically increase branch productivity Leverage branch management best practices Talent development for branch managers 1 2 Retail

In Corporate, strong client access and stabilized business Stabilized business volume1 2007 2008 3Q09 BV 100 90 102 Corporate1 (Indexed) Strong client base Corporates in Swiss market UBS client share Total: ~45% Total: 299,000 285,000 Large corporates SMEs 14,000 >90% ~60% ~44% Top 1,000 Corporate 1 Business volume = client assets and loans

Corporate

Cross-selling of integrated bank capabilities

	SMEs	Large corporates	Institutional clients
Cross-selling opportunity	49% | 51%	61% | 39%	51% | 49%
Revenue leverage[1]	x3.3	x8.0	x9.4
Key priorities	**UBS SME inte-grated offering** **Cross-selling** ◆ FXeasy ◆ E-banking ◆ Payments	**Cross-divisional client coverage** **Cross-Selling** ◆ Strategic advisory ◆ Financing solutions ◆ Risk mgmt ◆ Cash mgmt	**Cross-divisional client coverage** **Cross-selling** ◆ Global custody ◆ IB & AM invest-ment services ◆ Cash mgmt

Clients with 3 or fewer products (orange) | Clients with 4 or more products (green)

UBS

1 Difference in net revenues per client between clients with 1-3 products and clients with 4 or more products

33

Diligent management of the WM&SB lending portfolio Focus on single family home segment in Switzerland Well diversified book WM&SB lending portfolio1 Residential mortgages More than 40% with supplementary collateral Well diversified book, e.g. SME share above 40% >50% of unsecured lending with investment grade, despite slight decrease in line with expectations Corporate lending2 Well diversified book Reduction primarily due to market correction Lombard loans (CHF billion, gross) Corporate 230 212 201 2 2 2 1 Figures for 2007 and 2008 are re-stated pro forma for WM&SB and differ from WM&BB disclosure in annual reports 2 Figures for corporate lending include loans secured by commercial/industrial property, lending to banks as well as unsecured loans to corporates, public sector and privates 121 121 122 62 47 39 47 44 40 Dec 07 Dec 08 Sept 09

Key messages UBS as the number one franchise in Switzerland is very well positioned to capitalize on its integrated bank capabilities In Retail & Corporate we have a clear strategy to regain market share In Retail, we expect to grow through tailored life-cycle offerings and sales force effectiveness In Corporate, we will further penetrate our strong client base by leveraging the product & service capabilities of our integrated bank Our medium-term target for Retail & Corporate is to grow revenues at 2x market growth and generate an additional PbT of CHF 0.5 billion

PbT target increase of CHF 0.5 billion in Retail & Corporate Operating income Profit before tax 3.8 4.3 9M09 annualized1 1.4 1.9 9M09 annualized1,2 C/I 60 C/I 54 Medium-term target Medium-term target 1 Annualized figures do not constitute estimates of the actual full-year results. Pro forma / preliminary estimates, based on new reporting structure effective 1.1.2010. 2 Excluding restructuring costs (CHF billion) (CHF billion)

Wrap-up: WM&SB medium-term targets Operating income Profit before tax 11.5 14.3 4.2 6.5 C/I 63 C/I 54 7.7 10.0 3.8 4.3 2.8 4.6 1.4 1.9 Retail & Corporate Wealth Management 9M09 annualized1 Medium-term target Medium-term target 9M09 annualized1,2 1 Annualized figures do not constitute estimates of the actual full-year results. Pro forma / preliminary estimates, based on new reporting structure effective 1.1.2010. 2 Excluding restructuring costs (CHF billion) (CHF billion)

Disclaimer This presentation and the information contained herein is provided solely for information purposes, and is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on public available information. UBS undertakes no obligation to update the information contained herein.

Wealth Management Americas Robert McCann, CEO Wealth Management Americas Investor Day - November 17, 2009

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS's customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings; (4) the outcome and possible consequences of pending or future actions or inquiries concerning UBS's cross-border banking business by tax or regulatory authorities in various jurisdictions; (5) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (6) UBS's ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (7) political, governmental and regulatory developments, including the effect of more stringent capital requirements and the possible imposition of additional legal or regulatory constraints on UBS's activities; (8) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (9) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (10) changes in the size, capabilities and effectiveness of UBS's competitors; (11) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (12) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's restated Annual Report on Form 20-F / A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

US wealth management landscape Advantages Challenges Major US competitors WM US Scale economics Referrals from retail banking Higher AUM Everything to everyone Lack focus Pressure to fill seats Extensive infrastructure Product-centric culture Large enough to be relevant Correct size to be agile Client advice-focused strategy Focused on top segments FA retention FA recruiting NNM While many competitors are talking about evolving to "advice-led", majority remain "product distributors"

WMA returns to profitability WMA profit before tax 1Q09 2Q094 3Q09 Profit before tax (CHF million) (35) (221) 110 Cost / income ratio (%) 102.6 116.2 92.1 Net new money WMUS1 (CHF billion) 22.1 (0.3) (4.2) Invested assets (CHF billion) 673 695 694 Net new money (CHF billion) 16.2 (5.8) (9.9) FY2008 8132 112.63 11.7 644 (15.9) 1 Includes dividends and interest 2 Excludes ARS settlement impact 3 Includes ARS settlement impact 4 Includes restructuring charges. All figures include the WM Americas portion of the results of UBS Pactual through 2Q09 as reported; 1Q09 results include goodwill impairment charges taken in as a result of the sale of Pactual 530 1,000 0 Reported profit before tax excl. ARS-related charges 261 2005 554 2006 621 2007 (823) 813 2008 Reported profit before tax (1,000) (500) CHF million 500

Priorities to execute WMA strategy Priority Description Target advisors Improve retention, develop productivity and selectively recruit Target clients Advisor-focused platform Cost efficiency Improve execution Focus on growth of target clients (HNW and UHNW) and develop solutions to fulfill WM needs of target clients Develop culture, platform and environment for FAs to provide differentiated experience to target clients Vigilant pursuit of efficiency through all phases of business cycle Enhance organizational execution capabilities by building team to execute new strategy Build the best WM business in the Americas

Medium-term targets of focus strategy Cost / income ratio Profit before tax 1 Excluding restructuring costs and goodwill impairment charge related to the sale of UBS Pactual 2 Annualized figures do not constitute estimates of the actual full-year results (CHF million) 37 >1,000 9M09 annualized1,2 Medium-term target (%) 99 ~80-85 9M091 Medium-term target Management team accountability Revenue/FA NNM/FA PBT/non-FA PBT/FA

Disclaimer This presentation and the information contained herein is provided solely for information purposes, and is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on public available information. UBS undertakes no obligation to update the information contained herein.

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: November 17, 2009